Exhibit 99

         Entertainment Properties Reports Record Second Quarter Results

Kansas City, MO, July 23, 2003, -- Entertainment Properties Trust (NYSE:EPR), today reported financial results for the second quarter ended June 30, 2003. The Company reported record second quarter revenues, net income and funds from operations (FFO).

Total revenues increased 29% to $21.9 million for the quarter as compared to $17.0 million for the same quarter in 2002. Net income available to common shareholders increased 11% to $7.5 million as compared to $6.7 million in the same quarter last year. Net income on a diluted per share basis increased 10% to $0.43 per share from $0.39 per share in the same quarter last year. FFO on a fully diluted basis increased 14% to $11.7 million from $10.3 million for the same quarter last year. On a fully diluted basis, FFO per share increased 12% to $0.64 per share from $0.57 per share for the same quarter last year.

Commenting on today's news, David Brain, Chief Executive Officer said "The double-digit growth in revenues and earnings reinforces our conviction about our business plan and our positive outlook for future results".

As previously announced, the Company's Board of Trustees declared a cash dividend of $0.50 per common share for the second quarter, which was paid on July 15, 2003 to common shareholders of record on June 30, 2003. The second quarter cash dividend represents an annualized dividend amount of $2.00 per common share as compared to $1.90 for the prior year. The Company also declared and paid a second quarter cash dividend of $0.59375 on the 9.5% Series A Preferred Shares.

Consistent with the Securities and Exchange Commission's Regulation FD, Entertainment Properties Trust publicly comments on earnings expectations from time to time within the context of its regular earnings press releases. Management reiterates its previous expectations that FFO per fully diluted common share for the full year 2003 should range from $2.60 to $2.70, which would represent an increase of approximately 10% to 14% compared to 2002 FFO of $2.37 per common share.


                         ENTERTAINMENT PROPERTIES TRUST
                            Unaudited Financial Data
                      (in thousands except per share data)

                             Three months ended              Six months ended
                                   June 30,                       June 30,
                              2003         2002              2003        2002
                            ---------------------           --------------------
Rental revenue              $21,944      $16,989            $42,402     $32,785
Other income                     -            -                 587          -
                            ---------------------           --------------------
Total Income                 21,944       16,989             42,989      32,785

Property operating
   expense                       83           75                178         146
General and
   administrative
   expense, excluding
   amortization of
   non-vested shares
   below                      1,150          567              2,006       1,089
Interest expense              7,477        5,883             14,711      11,616
Depreciation and
   amortization               3,857        3,098              7,544       5,846
Amortization of
   non-vested shares            232          150                463         300
                            ---------------------           --------------------
Income before
   minority interest
   and income from
   joint venture              9,145        7,216             18,087      13,788

Equity in income
   from joint venture            97          385                188         760
Minority interest              (375)        (375)              (750)       (445)
                            ---------------------           --------------------
Net income                  $ 8,867      $ 7,226            $17,525     $14,103

Preferred dividend
   requirements              (1,366)        (494)            (2,731)       (494)
                            ---------------------           --------------------
Net income available
   to common
   shareholders             $ 7,501      $ 6,732            $14,794     $13,609
                            =====================           ====================
Basic net income per
   common share               $0.44        $0.39              $0.86       $0.82
Diluted net income
   per common share           $0.43        $0.39              $0.85       $0.81

                         ENTERTAINMENT PROPERTIES TRUST
          Reconciliation of Net Income Available to Common Shareholders
                          to Funds From Operations (A)
                      (in thousands except per share data)

                             Three months ended              Six months ended
                                   June 30,                       June 30,
FUNDS FROM OPERATIONS:        2003         2002              2003        2002
                            ---------------------           --------------------

Net income available to
   common shareholders      $ 7,051      $ 6,732            $14,794     $13,609
Add: Real estate
   depreciation               3,813        3,056              7,454       5,787
Add: Share of joint
   venture depreciation          32          137                 64         275
                            ---------------------           --------------------
Basic funds from
   operations               $11,346      $ 9,925            $22,312     $19,671
                            ---------------------           --------------------
Add: minority interest in
   net income                   375          375                750         445
                            ---------------------           --------------------
Diluted funds from
   operations               $11,721      $10,300            $23,062     $20,116
                            =====================           ====================

FFO per common share:
   Basic                      $0.66        $0.58              $1.30       $1.18
   Diluted                    $0.64        $0.57              $1.26       $1.16

Shares used for
   computation (in
   thousands): Basic         17,137       17,120             17,106      16,622
               Diluted       18,382       18,155             18,332      17,286


(A) Funds from operations (FFO) is a widely used measure of the operating performance of real estate companies and is provided here as a supplemental measure to Generally Accepted Accounting Principles (GAAP) net income available to common shareholders and earning per share. FFO is defined as net income (computed in accordance with GAAP), excluding gains and losses from sales of depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships, joint ventures and other affiliates. Adjustments for unconsolidated partnerships, joint ventures and other affiliates are calculated to reflect FFO on the same basis. FFO does not represent cash flows from operations as defined by GAAP and is not indicative that cash flows are adequate to fund all cash needs and is not to be considered an alternative to net income or any other GAAP measure as a measurement of the results of the Company's operations or the Company's cash flows or liquidity as defined by GAAP.



                         ENTERTAINMENT PROPERTIES TRUST
                     Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                   (unaudited)
                                                      As of            As of
                                                     June 30,       December 31,
                                                       2003             2002
                                                   -----------      ------------
        Assets
        Rental properties, net                       $746,628           $679,937
        Land held for development                      14,751             12,985
        Investments in joint venture                    1,059              1,109
        Cash and cash equivalents                      21,982             10,091
        Restricted cash                                 6,495              6,495
        Accounts receivable from joint                   -                 8,438
           venture
        Other assets                                   16,469             11,332
                                                   -----------      ------------
        Total assets                                 $807,384           $730,387
                                                   ===========      ============
        Liabilities and Shareholders' Equity
        Common dividends payable                     $  8,647           $  8,162
        Preferred dividends payable                     1,366              1,366
        Unearned rent                                     682              4,036
        Other liabilities                               2,081              1,653
        Long term debt                                426,946            346,617
                                                   -----------      ------------
        Total liabilities                             439,722            361,834

        Minority interest                              15,375             15,375
        Shareholders' equity                          352,287            353,178
                                                   -----------      ------------
        Total liabilities and
           shareholders' equity                      $807,384           $730,387
                                                   ===========      ============

About Entertainment Properties Trust

Entertainment Properties Trust is the only publicly traded real estate investment trust (REIT) focused on the acquisition of high-quality real estate assets leased to leading location-based entertainment operators. Since November of 1997, EPR has acquired more than $700 million of properties. The Company's common shares of beneficial interest trade on the New York Stock Exchange under the ticker symbol EPR. Entertainment Properties Trust Company contact: Jon Weis, 30 Pershing Road, Suite 201, Kansas City, Missouri 64108; 888/EPR-REIT; fax:
816/472-5794. The Company website is at www.eprkc.com.

Safe Harbor Statement: This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, identified by such words as "will be," "intend," "continue," "believe," "may," "expect," "hope," "anticipate," or other comparable terms. The Company's actual financial condition, results of operations and funds from operations may vary materially from those contemplated by such forward-looking statements. A discussion of the factors that could cause actual results to differ materially from those forward-looking statements is contained in the Company's SEC filings, including the company's annual report on Form 10-K for the year ended December 31, 2002.